Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Registration No: 333-254260

Date: March 24, 2021

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com.

Julian Klymochko: Welcome Pat to The Absolute Return Podcast. Pretty excited to have you on the show today, is our first show about wine. So, I’m excited to get into it. I’m a bit of a fan, but certainly no expert as you are. I mean, you’ve been in the wine business for decades, checking out your career history. You really spent most of your career in wine and spirits with a number of different wineries, prior to striking it out on your own, like a couple of decades ago already. So, first off, I wanted to get your thoughts on why you’ve stayed in the wine business so long. Obviously you like it. There’s some appeal for you there. What has attracted you to the wine business and, you know, led you to basically committing your whole career to it?

Pat Roney: Well, thanks Julian, for letting me spend some time to visit with you and kind of talk about Vintage Wine Estates and in the wine industry in general. And yeah, I actually worked my way through college at the wine business and the restaurant Chicago pump room and learned a lot about wine and process and I just always felt in the wine industry, it was kind of interesting. I started in sales and moved my way into marketing and worked for a lot of great companies like Seagram and their wine division and Christian brothers out California essentially was president of chefs in St. Jean and president of Kennedy and got involved in the acquisition of Girard Winery. And then we started Vintage Wine States in 2007. And for me it’s always been an industry, it’s a business at the end of the day. It’s always, it’s still a business side of it. That’s got a lot of complexities to it and its ag base and its consumer based. And we, you know, we’ve been fortunate to be able to grow and do well in the wine business.

Julian Klymochko: I wanted to get into some of the basics of the wine business. So obviously we as consumers, we only know one side of it, but don’t really know too much about everything that goes into it from the wineries and, you know, growing, processing, all the way up to, you know, offering products at different price points and really how you guys grow on the consumer side and then everything from that to consolidation, M&A and things of that nature. So, can you walk us through, you know, some of the basics behind your operations?

Pat Roney: Absolutely, and yeah, as you’ve mentioned Julian, it really is, it’s an ag based business. We grow crops and we harvest grapes and we’re subject to some of the conditions of the ag market, but there’s some years that we have large harvested, some years we have small harvest, but we always worked through that. And we look in the industry, you know, we look at various segments of the industry, there’s the $10 dollars and below category, which is the value kind of part of the wine business. We don’t tend to do too much in that category. This is very high volume driven. It’s low margin, very capital intensive on that part of the business. And then we’re in kind of the premium category in the $10 to $20 dollars primarily. We’re almost 79% of our business is sold in those price points. In Canada of course that would be a little bit higher price point.

And then about 20% of our business in the $20 dollar plus category. And we like those segments of the business because they’re a little more profitable and not quite as capital intensive as if you go in the various segments. And so, when we look at the industry in general, it is a fragmented industry in the United States, there’s over 10,000 thousand wineries in the United States. And we’ve seen a lot of consolidation as a result of that because the distributor is gone from, you know, over 4,000 thousand distributors, less than 700 hundred distributors. As they consolidate, they’re telling a lot of small to mid-size wineries that don’t have a home for them anymore. And so, it creates kind of channel conflict strategies in that. The wholesale business represents what gets sold the grocery store and the restaurant across the country, but in the wine business, there’s also the opportunity to do the direct to consumer, which is a big part of our business.

Almost 30% of our business is sold off of e-commerce or through our wine clubs or through our tasting rooms. And that allows for a lot more direct relationships with our customers, and we like that. Then we also have almost 30% of our business in the B2B segments. It’s really custom production for other, you know wine brands, as well as it is exclusive relationships, exclusive brands with some of the major retailers, whether it’s Costco or Trader Joe’s or BevMo or Safeway Albertsons or Kroger, so we do a lot of that too. So, our business is highly diversified and in those three segments. Those streets going to market kind of the categories, but the majority of the wholesale, the business, most wineries are, you know, 95% plus of wholesale and a little bit of direct to consumer and the larger you go up in volume, or the more you focused on the sub $10 dollar category, you’re even less than the direct consumer side. So, with our business being diversified and both as a channel platform, as well as, you know, highly focused on the $10 dollar plus category, we have lots of opportunities. You to look at the business growing and opportunities to make acquisitions in the wine industry. We’ve made over 20 acquisitions of wineries in the last 10 years. We’re really one of the most acquisitive companies in the industry. And we think that there’s going to continue to be opportunities to make acquisitions and grow our business not only organically, but grow it through acquisition well.

Julian Klymochko: And from a macro perspective, just going through your investor presentation, it seems like there’s strong tailwinds behind the wine business. For example, you mentioned 50 years of consistent growth. Total U.S. wine consumption, and then another interesting factoid is per capita wine consumption in the U.S. is actually significantly lower than some European countries. Can you give us a bit of a perspective on some of the tailwinds driving the business?

Pat Roney: You bet, and they’re very strong tail wind in the category. Over the last 25 years, the total market has doubled over the last 50 years, it’s quadruple. Yet, we’re still very, very low foot capita consumption, comparing to Europeans. Were almost a third of what they are. And we think that as consumers continue to preimmunize that foot capita consumption is going to go up, go up a little bit. And we think they’re very, very good tailwinds in the category. And it’s a $45 billion dollar category that’s been around for thousands of years and it has continued to demonstrate growth. And that’s going to continue in the category and the price points that we’re playing in, the $10 dollar plus category, it’s been on a compounded annual growth rate of over 6%. And we think that that’s going to continue, and we liked that. We liked that stability in that segment.

Julian Klymochko: So, you mentioned the 6% compound annual growth rate, and then looking at Vintage Wine Estates, specifically since 2010, 20% revenue kegger, 24% EBITDA kegger, what has led to the companies above market growth rates. And specifically, I noticed that you guys even grew throughout the recession, what strategies helped drive growth throughout that difficult period?

Pat Roney: Yeah, so we certainly have grown through every recession since 2002, and we’ve even growth during the pandemic here in the United States. Also, in a worldwide basis, very challenging. And you know, what has led that growth for us has been the ability to do innovation on our brands and ability to make strategic acquisitions and have a very focused part of growth on the direct consumer and the B2B segments, which are growing faster than the overall wholesale market. So, you know, as a company, while we’re in the top 15 largest wine companies in California, we’re still relatively small with a market share of less than one and a half percent. So, we have a lot of growth opportunities available to us without really being disruptive into the category. To grow a little bit share. And so, we think that those opportunities are there and that growth will come organically through innovation and it’ll come just from the growth in the category and it’ll come from acquisitions.

Julian Klymochko: I always find it fascinating when you’re in the wine store, at a restaurant, you know, why some wines are $150 dollars per bottle and some are $10 dollars per bottle, and you seem to have products everywhere in between that. So clearly there’s a method to the madness there. Can you explain a bit your pricing strategy and maybe before getting into that, just from a top-down basis, how does the market in general, how does this industry price its products? Because I can never really figure it out. It seemed to be award winning wines that are maybe $20 dollars and then some that are perhaps 10 times the price that don’t taste all that much different. Although perhaps it’s just my buying palette that could use a little work.

Pat Roney: So, Julian, I’ll let you in on a little secret. I can’t tell the difference either.

Julian Klymochko: [Laughing] okay, good to know.

Pat Roney: I think a lot of it, when you hit the $10 dollar plus category, there’s a lot of very, very good wines out there. There’s no question about it. And for the vast majority of consumers, they can’t really differentiate between a $10 dollar and $100 dollars bottle of wine. And a lot of people in the industry can’t really differentiate. I think that if you’re going to look in the $10 to $20 dollar price point, you know, you might not use as many oak barrels into the $20 dollar category. You’re going to use smaller oak barrels and making your wines. But once you get beyond a $40 dollar versus a $100 dollar bottle, I mean, there’s certainly going to be differences, but a lot of it is marketing. And a lot of it is prestige in the areas.

Napa Valley is going to command a premium to most other areas in California, just because it’s Napa and they’ve done a good job with their branding. Then there’s, you know, the supply and demand side. I mean, some of those really, really super geeky, hardest sought-after wines, that’s make 400 cases a year or 600 cases a year that dealt $400 or $500, $600 dollar a bottle, there’s just not much of it. And there’s enough people out there that will buy it just because they can, but as you go down on the price point and the volumes increase, you know, you’re going to see more competition based on what marketing pricing parameters can do and your competitive set and all the other brands that are out in the market. I mean, at any given time, the consumer is going to have over, you know, two, 250,000 choices of different wines in the United States, just because different vintages, different grapes, different wine types, and so many wineries on a worldwide basis that are in the market competing. So, it’s a variety of factors, but I think there’s a lot to be said for the $10 dollar to $40 dollar category of wines, you can’t really go wrong.

Michael Kesslering: And so, moving outside of the different categories, when you look at the economics of your business under the direct consumer versus the B2B segment, how do those underlying economics differ for those two different channels?

Pat Roney: So, when you look at them, it’s interesting because the direct to consumer is the highest gross margin category. It almost 59% gross margin. And the B2B is the lowest gross margin category for us. It’s at around 30% gross margin. But the difference is that, you know, when the DTC and the wholesale, you have higher selling expenses and higher marketing expenses to apply to against those. So, the net of it is all three of the channels have all three legs of our stool, really deliver pretty close to the same kind of EBITDA margins at the end of the day.

The B2B side of it, you get your stickiness from the fact that you either have contracts, and whether you’re producing the wine for people or long-term contracts with only [Inaudible 00:12:50], the wine. And in other cases, we own the trademarks and we develop the brand. So, the stories for the major retailers and they’re buying it, not because they’re looking for the best price, but they’re looking for great quality and consistency in packaging. And they’re looking for scores, which we get them from the major wine writers, sort of the combination of all of those factors. And the direct consumer side is actually growing very, very well now, especially during the pandemic. We saw almost a 10-year growth in eight months in the category where more consumers were learning how easy it was to order wine online. And I don’t think that is going to change. I think that’s interesting in the U.S. where we can see the metrics, the average price per bottle that was purchased online actually went down, which really makes sense to me, because as I just said more consumers are coming into the market and where consumers are now ordering wine online that are, you know, $15 dollars a bottle and $12 instead of $60 or $70. So, it changed the dynamic of that segment of the market,

Julian Klymochko: Yeah, clearly, it’s becoming somewhat of a scale business. You mentioned a ton of wineries out there, 10,000 thousand in the U.S., which is one reason I assume that you guys are pursuing an active M&A strategy. Picking up a number of wineries over history, I assume you also plan on picking that up once you complete this recently announced going public transaction. So, I just wanted to get a sense of what your thoughts are behind your acquisition strategy, and really where you see yourself driving value from those acquisitions. Is it more of just a synergy play, a scale play?

Pat Roney: It’s largely a synergy and scale play for us. We have historically, and we will continue to take a very disciplined approach to how we look at acquisitions. I typically look at 40 to 60 acquisitions a year. We typically write six (LOI), we typically close on two to three acquisitions per year, but we don’t chase the high flyers. We don’t chase things that are 22 to 24 times EBITDA. If you have to grow your business for your 400% before you’ve been thinking about a return on your invested capital, we looked at opportunities where, you know, the seller thinks that they’re getting an 8 to 12 times multiple of EBITDA. And I know on a post-close basis, we’re paying 4 to 6 times EBITDA for that business, because we have synergies in our bottling operations and synergies and our purchasing operations.

We consolidate all of the back-office GNA, and we’d normally consolidate wholesale sales and e-commerce and wine club team. We typically keep, when they have tasting rooms, we typically keep that. We always keep a distinct winemaker associated with every winery so they can continue, you know, the DNA of what’s off that winery. Sometimes we keep the owners and the case, depending on the state winery, we’re keeping the fourth-generation family members who are now joining Vintage Wine Estates to shareholders, and some of the next generation will be involved with. So, every winery has a unique story. Every winery has a unique opportunity, but in our growth plans, we’ve actually modeled the growth plan just based on one acquisition a year, which is very conservative for us because we will do two or three acquisitions.

Before we announced the IPO. I had 14 active acquisitions on my desk. We had another 10 inbound for people saying, hey, you’re going public. We’d like to talk to you about selling our winery. So, the pipeline is very, very active. The opportunities are very active, but again, we’ll continue to stay disciplined in the approach as to how we look at it. The one thing that may change, because you know, we will have a fair amount of capital in the portraits level balance sheet with no net debt is that, you know, we might increase the size of some of the acquisitions instead of $10 to $40 million dollar acquisitions. We might be 40 million to a hundred-million-dollar acquisitions, and maybe some of the 200 million dollars, but that’ll just help us grow faster. But the disciplines associated with those acquisitions will be the same

Michael Kesslering: In terms of the 20 plus acquisitions that you have carried out already and successfully integrated, as you had mentioned, are there any that in particular that really stand out that really highlight your process of acquiring companies?

Pat Roney: Sure Mike, great question. And I can talk about a few of those. I mean, one of the acquisitions, we did Firesteed Winery. Because we see a lot of this, it was owned by an individual who didn’t have an exit strategy, who is running it as a small business, didn’t have a next generation to pass it down to, his business was just doing 40,000 thousand cases at the time, bought it for inventory value so he could get his cash out of the business and now two and a half years later, two price increases and a package refresh later, we’re doing over a hundred thousand cases a year on our system and it’s dramatically grown the business. One of our top five brands now and, you know, slightly different one was Cameron Hughes where we bought a pre-packaged bankruptcy and they were actually losing money at the time.

And we shed their unprofitable wholesale business just to focus on their direct-to-consumer, which now drives over $12 million dollars in revenue and highly profitable. [Inaudible 00:18:17] was one where we bought out pre-packaged of bankruptcy that we bought it for net asset value. And again, we refocused it back on direct consumer and taking them out to grocery stores and a great little Sonoma Valley Winery. And now it’s one of our top five fastest selling brands. So, we look at a range, but we always look at those opportunities where we can see the potential for growth, but more importantly cost consolidation that makes the brands immediately profitable. We don’t make any acquisition that we anticipate losing money on. It is just not the style that we’re looking for.

Julian Klymochko: I wanted to get into the recent news. So, congrats on the recently announced business combination with Canadian SPAC Bespoke Capital Acquisition Corp. This deal actually valued Vintage Wine Estates at an enterprise value of $690 million dollars. So, the first thing I was wondering about this transaction is what was the thesis, the strategy in choosing to go public? Is this going to give you a key competitive advantage, as you indicated in M&A if potential targets see that you have a liquid currency in order to make a more larger acquisitions, was that one of the main drivers?

Pat Roney: That that was the main driver, that was the main driver. We’ve been very, very fortunate to borrow capital from our lending group, at a very, very low cost, but at some point, you know, you have to reload the coffers again for additional growth. And while we could continue to make smaller acquisitions and grow the business, the opportunity to bring that much capital in was the key driver. We were looking at traditional way, IPO and we’ve talked to a few other SPACs, but when we met the Bespoke guys, it just made a lot of sense because, you know, with $360 million of capital and knowing that we wouldn’t bring it in was a good thing, but more importantly, you know, they had a great, great management group. I mean, with Paul, you know, Paul Walsh, who’s coming on as our non-executive chairman of the board, 13 years with Diageo and we create an $80 billion dollars of shareholder value there. And we were kind of running a page out of his playbook, which was growth through premiumization, growth through innovation and growth through strategic acquisitions. So that made a lot of sense for us. And he’s been our corporate culture as well. He’s very humble and modest man, and it made a lot of sense to us. And then there were two other gentlemen, Rob and Mark that also were going to join our board of directors. And they were a six-year investor in Invention, one of the world’s largest closure companies in the wine industry. So, they understood the industry and they had a lot of worldwide connections with major groups that made a lot of sense for us. The combination of having a lot of firepower ready to make a lot of acquisitions during a tough time in the market with the pandemic and, you know, having the ability to continue to grow. So, you know, it’s $200-dollar million revenue company today. I don’t see any reason why we can’t get the 500 billion revenue fairly quickly and ultimately a billion dollars of revenue in the not-too-distant future. And we think those are opportunities there for us.

Julian Klymochko: Certainly, it doesn’t seem too far out of one’s imagination, just given how highly fragmented this industry is. And just the amount of, you know, roll-up and consolidation opportunities. I’m always interested in hearing some of the background behind some of the deals, the transactions, and this one specifically with Bespoke Capital. Now, how did this deal come about? You indicated you were considering a going public transaction, perhaps a traditional IPO. Was there inbound interest from SPACs because there’s quite a few out there, or was it an outbound initiative? You’re talking two different ones and what exactly made Bespoke stand out? Was it just their knowledge of the business? The fact that they’re joining on as, you know, board level type roles.

Pat Roney: Yeah, it was all inbound business. We weren’t actively seeking a SPAC, we were talking to different groups, but you know, the process when you get ready to do an IPO, you always have investment bankers and they’re always looking at opportunities. And the Bespoke team had pivoted from investments in Canada in cannabis because they just couldn’t find the right opportunities for them and to broaden their horizon on how they are looking at things. Obviously, they all had experience and, you know, wine and spirits and beer, and they were recommended to us and we met and sat down and we really thought it made a lot of sense for us. That’s how that kind of came about.

Julian Klymochko: All right, so fast forward, this deal closes, you guys are up in trading as a publicly traded pure-play wine company. Contrast to me going to a restaurant, looking at the wine menu, there’s seemingly a hundred of choices. There aren’t a lot of public wine companies out there. I noticed in your investor presentation; you compare not a lot of comparable. So, you’re looking at various spirits, companies, beer companies, but these tend to be like very large consolidators out there. So, what’s your strategy on standing out in a crowded stock market? Just again, some of these large, you know, jumbo cap, spirit and beer consolidators, you know, what’s unique about your story that will grab investor attention?

Pat Roney: Well, I think the fact that we’re pure play a wine company will grab a lot of investors intention. We do sell a little bit of spirits, but it’s primarily in our exclusive brand category which is really more B2B. We do that for relations we have with those people. But I think that the fundamentals of the business will show good value and good growth opportunity, and a good investment for people to get at relatively low-price earnings, growth ratio, incredibly low. And unfortunately for us, you know, the Duckhorn Group out of NAPA just went public today as a matter of fact, they will show a good comparable, and they’re a solid company with a lot of great brands, but we, you know, we’ll look on a comparison and we’ll look at a much better value than what they will. There’ll be more opportunities for people who love and understand wine industry in general. We’ll quickly be able to demonstrate that we can continue to grow at very, very fast rate. Unfortunately, with these sec regulations and everything else, I’m not allowed to buy anything until we close. I have to sit on the sidelines for a bit, but we have our sites on a few things. So, we’ll be fairly active after the anticipated close of the IPO in mid-May.

Julian Klymochko: That’s great to know. And you’ve spoken a lot about the story, the market, the products, the going public transaction, the M&A strategy. I wanted to put you on the spot on something else specifically, now that we have you on the line and can pick your brain. What is your favorite wine, or do you have a specific one that you like to recommend?

Pat Roney: So, you know, it’s interesting, Julie, I tell people that the wines are like their children, some days are behaving good, and sometimes they’re not. And some things, you know, you like one better than the other. I historically been more of a red wine blend person or a Cabernet. I liked some grape [Inaudible 00:26:06] too. Just how I do my acquisitions. I’m the same way when I buy a bottle of wine. I’m a deep value guy. I want to say, what wine can I pick that I know I’m getting the best deal? And it’s hard to do. And a lot of the restaurants in particular, but I’m lucky to buy wines from our own wineries first. And if I don’t see any of those in the restaurants or the stories, and I look for wines that are owned by my friends. If I share a bottle of wine with one of my friends, send them a picture saying that we’re doing that. But I think in general, there some wonderful, the reds, Cabernets and Pinos and [Inaudible 00:26:46] that are out there and, on the whites, it’s hard to go wrong with Chardonnay. And some of [Inaudible 00:26:50] in some of the major varietals. We like some of the Esoterica too, like the Albarino, [Inaudible 00:26:58] and some of the others, but largely, you know, we’re with the main opportunities of being traces.

Julian Klymochko: So, in terms of deep value, what should a consumer expect in terms of price level when, you know, targeting these select wines?

Pat Roney: Well, I think in your $15 to $20 dollar range, you could see a lot of deep value with that. And I can honestly tell you there’s another deep value play for investors that choose to buy some of the vintage wine estates stock, if they’re U.S. based. And we can’t do it to other countries because of the port laws, but we’re going to have a shareholder passport program where they’re going to get discounts on their wine purchasing from our direct to consumer. Our websites based upon the amount of shares that they own. So that’ll be kind of fun. So, we like that. I think we’ve already got some signed up.

Julian Klymochko: Well, that sounds like a great bonus for our shareholders.

Pat Roney: And the shareholder parties.

Julian Klymochko: Yeah, no doubt. I’m sure those will be a great time. And well-stocked with wine, no doubt. Prior to wrapping things up, Pat, where can investors or even potential customers find out more about the company and your products?

Pat Roney: So, they can go to our website, vintagewineestates.com and there’s a tab there for investor information, and they can see the book and some additional information on that. I think it’ll also share the web addresses for all of our various wineries. Most of the information on a particular winery, like the Girard Winery is going to be girardwinery.com. And we’d like to keep the integrity of each of the wineries have their own standalone. And some people can have that one-on-one relationship with each individual winery, but as a whole, the entire company is listed as available at vintagewineestates.com.

Julian Klymochko: Perfect. Well, thank you for your time today, Pat, it was an enjoyable conversation. You’ve got exciting things happening at Vintage Wine Estates, both on the corporate side. And of course, the product side, always happy to chat about wines. I learned a lot. So, I want to thank you for coming on the show and wish you the best of luck in the going public transaction and everything in the future.

Pat Roney: Thanks very much Julian and thank you Mike. And hopefully we can get your both out to Napa or Sonoma sometime and share a glass of wine with us. Then you can learn a little bit more about the experience at Vintage Wine Estate.

Julian Klymochko: That sounds fantastic. Thank you for the invite.

Pat Roney: Thanks so much.

Julian Klymochko: Bye.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Forward Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of BCAC’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC and VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business;

VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this document. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders. If required, BCAC also intends to file with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Participants in the Solicitation

BCAC and VWE and¶ their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus. Additional information may be set forth in the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.